Offering Statement for Future Mobility Company Holdings, Inc. ("Priva")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Future Mobility Company Holdings, Inc.

Eligibility

2. **The following are true for Future Mobility Company Holdings, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   ## Ryan Meduna-Gee

   Ryan is founder and COO of Priva since July 16, 2018. Prior to founding Priva, Ryan worked in the automotive practice of Roland Berger, a global management consulting firm, and served in a leadership capacity at Rivian, a start-up electrified vehicle manufacturer. Ryan holds an MBA from Harvard Business School, a Bachelors of Electrical Engineering and a Bachelors in Mechanical Engineering both from Kettering University. 3-year work history: Rivian Automotive, Corporate Strategy Manager & Director of Talent Operations, 03/2016-07/2018 Roland Berger Strategy Consultants, Sr. Consultant, 07/2015-03/2016

   ## Dagan Mishoulam

   Dagan Mishoulam is the founder & CEO of Priva since July 16, 2018. Dagan is a veteran of the automotive industry. Prior to founding Priva, Dagan worked in the automotive practice of Roland Berger, served on the leadership team of Rivian Automotive, and spent years at Daimler-Chrysler. He holds his MBA from the Booth School of Business at the University of Chicago. He also holds a

Masters in Mechanical Engineering from Oakland University and a Bachelors in Mechanical Engineering from Michigan State University. 3-year Work History: Rivan Automotive, Director of Corporate Strategy, 09/2016-07/2018 Roland Berger Strategy Consultants, Project Manager 07/2012-09/2016

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Dagan Mishoulam

Securities:	2,750,000
Class:	Common Stock
Voting Power:	51.4%

Ryan Meduna-Gee

Securities:	2,250,000
Class:	Common Stock
Voting Power:	42.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Priva is a marketplace for door-to-door regional transportation. Priva gives customers their time back by providing an alternative to commuter flights, such as Chicago to Detroit or New York to Boston. Though Priva's website, customers can reserve a black car or a bespoke mobile office which will transport them door to door. Customers pay Priva on a per ride basis. For black cars, Priva acts as a broker. Customers can place a ride request via Priva's website which is then passed along to a local black car provider. For the mobile offices, Priva is the owner & operator of those vehicles.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

7. **Material factors that make an investment in Future Mobility Company Holdings, Inc. speculative or risky:**

   1. Future Mobility Company Holdings is a recently formed start-up entity with zero market share, limited revenues and cash flows. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

   2. The company faces risks pertaining to customer acquisition and retention. The company is launching a new innovative travel service and must change existing consumer travel behavior. There is no guarantee that customers will prefer the company's travel offering. Additionally, even if the company is successful in providing customers a valuable service, competitors may emerge and undercut pricing, and erode the companies market position.

   3. The company, to achieve its goals, will need to hire additional staff. Hiring and retaining the proper workforce to achieve the business objectives will be a challenge, especially to attract leading talent in the core fields of software development, design, and marketing.

   4. The process of scaling the company to achieve scale and a significant market position will be costly. The company will need to seek outside capital to fuel the growth of the business. There is no assurance that this capital will be available, or that if available that it will be on favorable terms.

   5. The company is faced with all risks associated with providing transportation services. Such risks include insurance costs, fuel costs, labor rates, vehicle wear, damage and/or collision. The company does its best to mitigate all operational risks, and holds insurance for its operational activities, in accordance with all applicable state & local laws. However, despite best efforts, operational risks remain. For example, increases in the price of diesel or wage rates of drivers will materially impact the financial performance of the company, and would likely reduce the value of the common stock.

   6. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

   7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

   8. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange.

   9. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing

disclosure that you can use to evaluate the status of your investment.

10. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

The Offering

Future Mobility Company Holdings, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $504,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Proceeds are expected to go predominantly toward the salaries of our first three technical hires to help improve the website, tech backend and launch a mobile app.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$504,000
Less: Offering Expenses	$490	$24,696
Net Proceeds	$9,510	$479,304
Compensation for managers	$8,000	$400,000
Operational Expenses	$1,510	$79,304
Total Use of Net Proceeds	$9,510	$479,304

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Future Mobility Company Holdings, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.84 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	5,354,610	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Options	The Company adopted the 2018 Stock Plan (the "Plan") and reserved 555,556 shares of its common stock for issuance under the Plan. No terms have been determined and no stock options have been issued at the time of this filing.	555,556
Convertible Notes	In July of 2018, the Company issued convertible notes to two investors for total financing of $100,000. The convertible promissory notes bear interest at 5% and are due and payable, together with accrued and unpaid interest, on or after July 27, 2020. The notes' then outstanding principal and accrued interest are automatically convertible to the Company's stock upon the closing of the next equity financing (as defined in the agreements) resulting in gross proceeds of $250,000. The conversion price is the determined by the lesser of 80% of the price paid per share for such shares by the investors or the price determined by a $3,000,000 pre-money valuation on the Company's fully diluted capitalization prior to the Qualified Financing. The notes are also convertible into the Company's stock at a price per share determined by a $3,000,000 pre-money valuation on the Company's fully diluted capitalization upon maturity, at each noteholder's election. If the Company enters into a corporate transaction prior to maturity or conversion, the noteholders are to receive the greater of the then outstanding principal and accrued interest or the amount that would be received assuming the noteholders had converted to the Company's stock at a pre-money valuation of $3,000,000. The noteholders have preemptive rights to the Company's future financing offerings.	0

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has two outstanding convertible notes. These securities have a valuation cap of $3M and can convert into common equity once the company raises over $250k in funding in a priced round. This creates a risk of dilution for both the current shareholders and Netcapital investors.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Netcapital investors investing in Future Mobility Company Holdings should expect typical risks associated with minority ownership, including: A limited ability to impact day-to-day management decisions Limited to no representation on the Board of Directors An inability to demand monetary distributions from the business All of these risks stem from the fact that our majority shareholders may make decisions regarding the direction of the company with which you disagree, or that negatively affect the value of your investment. In this circumstance, you will have no recourse to change those decisions. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

As minority owners, Netcapital investors will be exposed to risk of corporate actions including: Issuance of additional securities. This will dilute the ownership percentage of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of this dilution, and the market price of our common stock, if there is a market price, could decline. A repurchase of securities. While this would reduce the number of shares outstanding, the Company may then lack the cash required for growth, marketing expenses, or operating expenses. If we lack the ability to grow, we expect the market price of our common stock to decline. A sale of the issuer or of the assets of the company. This may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities. We may need to raise additional funds through public or private debt from sales to related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms. If the terms of related-party financing are unfavorable to existing shareholders, we may still need to obtain such financing if the alternatives are even less desirable.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	TCF Equipment Finance
Amount Outstanding:	$80,000
Interest Rate:	7.5%
Maturity Date:	April 26, 2023
Other Material Terms:	

Creditor(s):	Techstars Accelerator Investments
Amount Outstanding:	$80,000
Interest Rate:	5.0%
Maturity Date:	July 27, 2020
Other Material Terms:	

This is a convertible note with a $3,000,000 valuation cap or an 80% discount to the price per share.

Creditor(s):	Techstars Corporate Partner 2017
Amount Outstanding:	$20,000
Interest Rate:	5.0%
Maturity Date:	July 27, 2020

Other Material Terms:

This is a convertible note with a $3,000,000 valuation cap or an 80% discount to the price per share.

25. **What other exempt offerings has Future Mobility Company Holdings, Inc. conducted within the past three years?**

Date of Offering:	07/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$16,000
Use of Proceeds:	Operating expenses - including payroll

Date of Offering:	07/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$4,000
Use of Proceeds:	Operating expenses - including payroll

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Future Mobility Company Holdings has been funded entirely by its founding team prior to the investment from Techstars. There is enough cash in the bank to sustain multiple months of operations. The transportation operations of the company are cash flow positive and generate enough revenue to operate sustainably. However, the company currently lacks the scale required to cover the overhead associated with the early employee salaries & office space, and as a result, should not be viewed as a going concern. The funds raised will be used to hire a software development team, expand to new markets, and digitally market the company's transportation services on platforms such as Expedia. The goals for the software development team are to build a digital backend for Priva's transportation service, and a mobile app to streamline the reservation experience. On market expansion, the goal is to operate in 3-4 cities in the Midwestern United States. The company will experience challenges in reaching these goals -- specifically around customer acquisition. The type of long-distance ground transportation that Priva is offering is a new concept to many regional travelers. Currently, travelers only consider driving or flying for the types of trips Priva intends to serve. Priva will need to break this existing mental model. Furthermore, acquiring and retaining customers is especially critical to ensuring that the vehicle fleet is utilized well enough to cover monthly financing payments. With an expansion of the fleet to additional geographic markets, Priva will be able to better fill return trips. Filling these return trips will have a very positive impact on Priva's financial performance because they are much higher margin trips. Prooving out the financial performance of the business model should enable Priva to attract additional growth equity for furhter expansion.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits**

fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
    1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
    2. **places limitations on the activities, functions or operations of such person?**
    3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
    1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
    2. **Section 5 of the Securities Act?**
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Future Mobility Company Holdings, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

    Stock Issuances: Subsequent to July 19, 2018 (inception), the Company issued a total of 5,354,610 shares of common stock, as follows: • The Company issued a total of 5,000,000 shares of common stock to its two founders at $0.00001 per share and the assignment of intellectual property. These issuances were conducted under terms of restricted stock purchase agreements whereby a total of 4,000,000 of such shares vest ratably over a four-year period. • The Company issued 354,610 shares of common stock to an accelerator for total proceeds of $20,000. These shares were issued under an agreement providing the investor with certain dilution protections, including rights to receive additional shares without further investment such that the investors share of the Company's fully

diluted capitalization (as defined in the agreement, and inclusive of stock options, warrants, share reservations for the stock plan, stock issuances, and all other dilutive instruments) remains 6%. This right expires after the Company has raised at least $250,000 in equity financings, as defined in the agreement. The investor was also provided preemptive rights on future financing offerings of the Company. Transfer of Asset and Loan: In September 2018, the Company entered into an agreement with its founders, who are each related parties to the Company, where the Company received title to a vehicle with a purchase price of $105,713 and was transferred the outstanding loan obligations associated with the vehicle in the amount of $85,713. The outstanding loan balance at the transfer date was $85,713, bears interest at 7.21%, and requires monthly payments of $1,470 for 72 months (ending September 2024). The loan is guaranteed by two related parties to the Company and collateralized by the vehicle. The difference between the asset value (historical cost from September 2018 purchase date) and the loan amount was $20,000, which the Company is classifying as a capital contribution to the Company's equity.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: travelpriva.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.